UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Central GoldTrust

(Name of Subject Company)

Central GoldTrust

(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON L9G 3P2
Canada
(905) 304-4653
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Norman Findlay Bennett Jones LLP One First Canadian Place Suite 3400 Toronto, ON M5X 1A4 Canada (416) 777-6077	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada, with the Securities and Exchange Commission on June 9, 2015 (as amended, the “Statement”). The Statement relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP, to purchase all of the issued and outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada, on a net-asset-value to net-asset-value basis. The Sprott Offer was disclosed in a Tender Offer Statement on Schedule TO, which was originally filed by the Offeror, Sprott Physical Gold Trust, Sprott Asset Management LP and Sprott Asset Management Gold Bid GP Inc. with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s offer and circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, and the related letter of transmittal.

The purpose of this Amendment No. 5 is to amend and supplement Item 4 –– The Solicitation or Recommendation and Item 9 — Exhibits.  Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used herein without definition have the respective meanings specified in the Statement.

Item 4. The Solicitation or Recommendation

The information contained in the Trustee’s Circular, which is included as exhibit (a)(1) to the Statement (the “Trustees’ Circular”) and incorporated by reference in Item 4 of the Statement, is hereby amended and supplemented as follows.

•      The last sentence of the first paragraph under the subheading “7. Sprott has a very poor track record of managing investor capital and the effectiveness of their marketing platform is questionable” on page 4 of the Trustees’ Circular in the letter to unitholders is replaced with the following text:

“Upon reviewing Sprott’s investment performance, which is summarized in the accompanying Trustee’s Circular, your Trustees believe you will agree that Sprott’s claims to a “best-in-class platform” and favorable “global brand recognition” are questionable.”

•      The first sentence under the subheading “3. Sprott PHYS charges investors significantly higher fees than GoldTrust, which will erode NAV over time and materially reduce the purported ‘unlocked’ value of the Sprott Offer” on page 3 of the Trustees’ Circular in the letter to unitholders is replaced with the following text:

“Sprott PHYS’ annual expense ratio (0.51% of NAV) is over 40% higher than GoldTrust’s expense ratio (0.35% of NAV, excluding extraordinary costs associated with the GoldTrust Meeting) and includes a fixed management expense ratio, whereas GoldTrust’s is based on a sliding scale which passes on the benefits of asset growth to Unitholders.”

•      The sentence “Sprott’s annual expense ratio is over 40% higher than GoldTrust’s — on a present value basis, this increased expense ratio is equivalent to US$28 million1 in lost value for Unitholders, representing approximately 47% of Sprott’s purported ‘unlocked value’ ” under the subheading “1. Sprott’s claims of ‘unlocking value’ are disingenuous and Sprott offers no meaningful premium in exchange for increased fees, higher risk and reduced governance rights” on page 20 of the Trustees’ Circular is replaced with the following text:

“Sprott’s annual expense ratio (0.51% of NAV) is over 40% higher than GoldTrust’s (0.35% of NAV, excluding extraordinary costs associated with the GoldTrust Meeting) — on a present value basis, this increased expense ratio is equivalent to US$28 million1 in lost value for Unitholders, representing approximately 47% of Sprott’s purported “unlocked value.” ”

•      The third paragraph under the subheading “3. Sprott PHYS charges investors significantly higher fees than GoldTrust, which will erode NAV over time and materially reduce the purported ‘unlocked’ value of the Sprott Offer” on page 21 of the Trustees’ Circular is replaced with the following text:

“In addition, GoldTrust is the only entity among competing products with a sliding scale structure for administration fees, reducing administration fees to 0.15% of NAV for total assets above US$200 million. This administration fee structure passes on the benefits of asset growth to the Unitholders in the form of progressively lower fees. For the twelve months ended March 31, 2015, GoldTrust’s administration fee was 0.20% of NAV whereas Sprott PHYS has a fixed management fee of 0.35% of NAV, meaning that the primary beneficiary of growth in their asset base is their manager, SAM. Sprott PHYS has an expense cap that caps the management fee to ensure total expenses, excluding tax expenses, remain within 1/12 of 0.65% of NAV on a monthly basis, though GoldTrust believes the cap was not applicable during the twelve months ended March 31, 2015 given what GoldTrust estimates to be Sprott PHYS’ expense ratios. Even taking into consideration the expense cap, the acquisition of the underlying assets of GoldTrust would increase the annual management fee payable by Sprott PHYS to SAM by approximately US$3 million.2”

•      The sentence “If the Sprott Offer were successful, GoldTrust Unitholders would be subject to additional annual fees and expenses of approximately US$1.4 million” under the subheading “3. Sprott PHYS charges investors significantly higher fees than GoldTrust, which will erode NAV over time and materially reduce the purported ‘unlocked’ value of the Sprott Offer” on page 22 of the Trustees’ Circular is replaced with the following text:

“If the Sprott Offer were successful, GoldTrust Unitholders would be subject to additional annual fees and expenses of approximately US$1.4 million, or 0.17% of GoldTrust’s NAV as of June 5, 2015.”

•      The two paragraphs immediately following the subheading “9. Sprott has a poor track record as a manager of investor capital” on page 28 of the Trustees’ Circular are replaced with the following text:

“Sprott makes repeated claims in the Offer and Circular, as well as in their continuing public disclosure, regarding the track record and best-in-class platform of SAM, or the “Manager”, and Sprott repeatedly cites these claims as reasons why GoldTrust Unitholders should tender to the Sprott Offer:

The Manager has a proven track record and best-in-class platform which it believes can assist in addressing the persistent trading discounts endured by GTU Unitholders. The Manager believes that this commitment to marketing creates buying demand that supports the price of PHYS Units.

In its investor relations presentation dated May 27, 2015, Sprott points to its $7.8 billion in assets under management among its passive products, mutual funds and hedge funds and its private equity and debt. Sprott touts its “best-in-class platform” and its “global brand recognition”.

In an email to certain financial institutions on June 25, 2015, SAM offers its “expertise” and implies a “need for professional management” as reasons to tender to the Sprott Offer.

The Trustees believe that the performance of funds, whether actively-managed or passive, of Sprott Inc., which is the parent of SAM, is relevant to Unitholders to assess Sprott’s assertions that it offers a best-in-class platform, enjoys favorable global brand recognition and will deliver expertise and professional management, particularly in light of the fees that Sprott has generated from its poorly performing funds.

The following table, which includes Sprott Inc., the publicly-traded parent entity, actively managed Sprott funds still in existence, as well as other Sprott funds that have been terminated or merged due to their poor performance, calls into question Sprott’s claims of best-in-class platform and positive global brand recognition.”

•      The following text is inserted immediately after the footnotes to the first table on page 29 of the Trustees’ Circular under the subheading “9. Sprott has a poor track record as a manager of investor capital”:

“The “Select Group of Poorly Performing Sprott Funds” represents the eight worst performing actively-managed Sprott funds relative to their respective benchmarks over the past three years for which public disclosure is available. The “Defunct Sprott Funds” represents the worst performing actively-managed Sprott funds that have been terminated or merged with other Sprott funds, for which public disclosure is available.”

The letter to unitholders of GoldTrust included as exhibit (a)(11) hereto is incorporated by reference herein.

Item 9. Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(11)*	Letter to unitholders of GoldTrust dated June 29, 2015

*                                         Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

CENTRAL GOLDTRUST

	By:	/s/ Bruce D. Heagle
Name: Bruce D. Heagle
Title: Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)**	Trustees’ Circular dated June 9, 2015

(a)(2)	Press Release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press Release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press Release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press Release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)**	Press Release dated June 9, 2015 of GoldTrust

(a)(7)**	Materials posted to GoldTrust’s website on June 10, 2015

(a)(8)**	Press release dated June 15, 2015 of GoldTrust

(a)(9)**	Press release dated June 24, 2015 of GoldTrust

(a)(10)**	Press release dated June 24, 2015 of GoldTrust

(a)(11)*	Letter to unitholders of GoldTrust dated June 29, 2015

(e)(1)**	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)**	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

(g)(1)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

*                                         Filed herewith.

**                                  Previously filed.